SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES PURSUANT TO
RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2019

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

TABLE OF CONTENTS



420 Ft. Duquesne Blvd., Ste. 1900 | Pittsburgh, PA 15222
Tel: 412-281-8771 | Fax: 412-281-7001
info@louisplung.com | www.louisplung.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Solebury Capital LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Solebury Capital LLC's management. Our responsibility is to express an opinion on Solebury Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and are required to be independent with respect to the Solebury Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amount and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Solebury Capital LLC's auditor since 2019.

Louis Plung & Company, LLP

Pittsburgh, Pennsylvania
February 28, 2020

American Institute of
Certified Public Accountants

Pennsylvania Institute of
Certified Public Accountants

BKR
International
Independent Member Firms in Principal Cities

Private Companies Practice
Section of the AICPA

Member of AICPA
Employee Benefit Plan
Audit Quality Center

PCAOB Registered Firm

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

STATEMENT OF FINANCIAL CONDITION
<u>December 31, 2019</u>

<u>ASSETS</u>

(in thousands)

ASSETS		
Cash and cash equivalents	$	40,325
Accounts receivable		1,583
Prepaid expense		24
Property and equipment, net of accumulated depreciation		161
Right of use asset, net of accumulated amortization		476
Goodwill		2,349
Tax assets		2,726
TOTAL ASSETS	$	47,644

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES		
Accounts payable and accrued expenses	$	7,604
Lease liability		545
TOTAL LIABILITIES		8,149
TOTAL MEMBER'S EQUITY		39,495
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	47,644

The accompanying notes are an integral part of these financial statements.

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

NOTES TO FINANCIAL STATEMENTS

1. ## ORGANIZATION AND NATURE OF BUSINESS

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company is a wholly-owned subsidiary of PNC Bank, N.A. ("the Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group ("PNC"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgement and transaction management services.

2. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents - Cash and cash equivalents, includes cash held at the Parent. Cash and cash equivalents include money market funds held at an affiliate, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less.

Leases - Lease arrangements are recognized in accordance with Accounting Standards Codification (ASC) Topic 842 – Leases (Topic 842). For those classified as operating leases, a lease liability is recognized, representing the present value of the future minimum lease payments over the lease term, and a corresponding right of use (ROU) asset. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Topic 842 was adopted as of January 1, 2019, and accordingly, the Company recognized a lease liability and right-of-use asset of $785 thousand and $695 thousand, respectively. In addition, the Company recognized a one-time adjustment of $62 thousand to retained earnings. See Note 8 for additional information related to leases within the scope of Topic 842.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of one to ten years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Goodwill - Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. At least annually, or more frequently if events occur or circumstances have changes significantly, the Company performs goodwill impairment test at a reporting unit level.

If, after considering all relevant events and circumstances, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing an impairment test is not necessary. If the Company elects to bypass the qualitative analysis, or concludes via qualitative analysis that is it more-likely-than-not the fair value of a reporting unit is less than its carrying amount, a two-step goodwill impairment test is performed. In the first step, inputs are generated and used in calculated the fair value of the reporting unit,

which is compared to its carrying unit. If the fair value is greater than the carrying amount, then the reporting unit's goodwill is deemed not to be impaired. If the fair value is less than the carrying amount, then the second stop is performed. In the second step, the implied fair value of reporting unit goodwill, which is determined as if the reporting unit had been acquired in a business combination, would be compared to the carrying amount of that goodwill. If the carrying of goodwill exceeds the implied fair value of goodwill, the difference is recognized as an impairment loss.

Income Taxes - Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) *740, Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2015.

The Company's operating results are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Concentrations of Credit Risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses an affiliate, PNC to maintain its operating cash amount. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's principal clients are public companies or private companies seeking to become public. Services to these clients are normally provided under contractually arrangements. The Company assesses the financial strength of its clients on an ongoing basis. The Company records accounts receivable reserves at levels considered by management to be adequate to absorb estimated probable future losses (uncollectible amounts) existing at the statement of financial condition date. The Company has determined that no accounts receivable reserve was necessary at December 31, 2019.

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

NOTES TO FINANCIAL STATEMENTS

3. RELATED PARTY TRANSACTIONS

The Company has an expense and facilities sharing agreement ("management agreement") with PNC. The Company reimburses PNC on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2019, there is no outstanding balance due to PNC.

The Company also holds a demand deposit account with the Parent. The total funds held in this account as of December 31, 2019, were $2.9 million, recorded in cash and cash equivalents on the statement of financial condition.

The Company holds a highly liquid money market fund with BlackRock, Inc, which is partially owned by PNC. As of December 31, 2019, the Company held a balance of $37.4 million, recorded in cash and cash equivalents on the statement of financial condition.

The Company holds leased office space from PNC. As of December 31, 2019, there is no outstanding balance due to PNC.

The Company receives related services from Solebury Trout LLC ("Trout"), an affiliate. As of December 31, 2019, there is no outstanding balance due to Trout.

The Company also has an expense sharing agreement ("agreement") with Trout. As of December 31, 2019, $1.3 million is payable to Trout for incentive compensation which is reflected in accounts payable and accrued expenses on the statement of financial condition.

4. REGULATORY AND NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2019, the Company had net capital of approximately $30.1 million which was approximately $29.9 million in excess of its required net capital.

Additionally, the Company claims the exemptive provision of SEC Rule 15c3-3(k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

5. EMPLOYEE BENEFIT PLANS

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (the "pension plan"), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on their cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

NOTES TO FINANCIAL STATEMENTS

rate. Beginning in 2018, the plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. Pension expense is allocated by PNC to the Company based upon an actuarially determined required contribution which includes service and interest costs related to the Company's plan participants.

PNC also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "postretirement benefits") through various plans. PNC reserves the right to terminate or make changes to these plans at any time. In November of 2015, PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The pension plan and postretirement benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2019, assets of the pension plan were $5.7 billion and the projected benefit obligation was $4.9 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC's required contribution for 2020 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company

6. STOCK BASED COMPENSATION PLANS

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of restricted shares, restricted share units, other share-based awards and dollar denominated awards to certain executives. PNC typically grants a substantial portion of its stock based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting options and other awards under the PNC Incentive Plans were approximately 29 million at December 31, 2019. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans total approximately 29 million shares at December 31, 2019.

Restricted Share Unit Awards – Certain employees of the Company receive restricted stock unit awards under the Incentive Plans. The fair value of non-vested restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock prices on the date of grant with a reduction for estimated forfeitures. The Company recognizes compensation expense for such awards ratably over the service based vesting period for each award grant. This unamortized cost is expected to be recognized as expense over a period no longer than 5 years.

Non-vested Restricted Share Unit Awards – Rollforward:

	Nonvested Restricted Share Unit Awards	Weighted-Average Grant Date Fair Value
December 31, 2018	17,196	$ 117.44
Granted	75,102	133.15
Vested/ Released	-	-
Forfeited	-	-
December 31, 2019	92,298	$ 130.22

7. INCOME TAXES

Significant components of the Company's net deferred tax asset, included in tax assets in the statement of financial conditions, are as follows:

	Tax Asset/ (Liability)
(in thousands)	
Employee benefits	$ 2,276
Goodwill	(493)
Other	9
Net deferred tax asset	$ 1,792

Current tax receivable is $934 thousand as of December 31, 2019.

At year end, the company did not have any amounts relating to uncertain tax benefits.

Examinations are complete for PNC's consolidated federal income tax returns for 2014 through 2015. The IRS is currently examining PNC's consolidated federal income tax returns for 2016 and 2017.

8. LEASES

The Company leases office space that is classified as a right of use asset (ROU) and related lease liability. The lease for the space expires in January 2022, with the option for renewal. Lease and non-lease components of lease agreements are accounted for separately. Lease components include fixed costs for rent and non-lease components include common-area maintenance costs. As the implicit interest rate is not readily identifiable in the lease agreement, the Company used the Overnight Indexed Swap rate corresponding to the term of the lease at the lease measurement date as the incremental borrowing rate to measure the ROU asset and lease liability. Applying the incremental rate, the Company calculated the present value of $785 thousand that is being amortized over the current life of the lease.

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

<u>NOTES TO FINANCIAL STATEMENTS</u>

As of December 31, 2019, the ROU asset associated with the operating lease is as follows:

(in thousands)

Total present value of ROU asset	$	695
Amortization of ROU asset		219
Total ROU asset as of December 31, 2019	$	476

As of December 31, 2019, the lease liability associated with future payments due under the lease is as follows:

(in thousands)

Total present value of future lease payments	$	785
Principal payments made as of December 31,2019		240
Total lease liability as of December 31, 2019	$	545

At December 31, 2019, the maturities of the lease liability are as follows:

(in thousands)

2020	$	263
2021		271
2022		24
Total operating lease payments		558
Less: Interest		13
Present value of operating lease liability	$	545

9. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations. Property and equipment at December 31, 2019, consisted of:

(in thousands)		
Leasehold improvements	$	321
Furniture		85
Equipment		7
Total cost		413
Less: Accumulated depreciation		252
Net property and equipment	$	161

10. FEE-BASED REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company's noninterest income relates to certain fee-based revenue, of which the recognition and measurement is based on the assessment of individual contract terms. For transaction management services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The opening receivable balance related to revenue recognized from contracts with customers was $513 thousand at January 1, 2019.

11. SUBSEQUENT EVENTS

The Company has conducted a review for any additional subsequent events through February 28, 2020, that would require additional disclosure. During the Company's review, it was determined that no subsequent events have occurred that would require additional disclosures in these notes to the financial statements at December 31, 2019.